

September 18, 2025

Mitchell Glass
President and Chief Medical Officer
TNF Pharmaceuticals, Inc.
855 N. Wolfe Street, Suite 623
Baltimore, MD 21205

> **Re: TNF Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-36268**

Dear Mitchell Glass:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick Werner, Esq